4QFY22 Earnings Presentation VEDANTA LIMITED INVESTOR PRESENTATION 28th April 2022 Exhibit 99.4

Cautionary statement and disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward-looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

4QFY22 Review and Business Update Sunil Duggal Group CEO & Chief Safety Officer VEDANTA LIMITED INVESTOR PRESENTATION 4QFY22

FY22 Highlights

Operational

- Record annual production across key businesses and stable Oil & Gas performance:
  - Aluminium and Alumina production grew to 2.3 mn tonnes and 2 mn tonnes, respectively
  - Zinc India Mined metal production crossed 1 mn tonnes mark
  - Gamsberg delivered 170kt mined metal
  - VAB: Pig Iron production grew 33%YoY
  - ESL: Hot Metal production grew 5% YoY
- Maintained 1st quartile cost curve positioning globally, across key segments
- Strong margins across key businesses despite higher COP amidst input commodity inflation and power cost
- Won 3rd coal mine – Kurloi North; Jharsuguda coal security will be 100%
- Won 2 Iron ore mines in Orissa; Iron ore security for Steel business will be 100%

Financial

- Record Revenue of ₹ 131,192 crore with 51%YoY growth
- All time high consolidated EBITDA driven by volumes, LME and operational efficiencies; EBITDA grew 66%YoY to ₹ 45,319 crore
- Industry leading EBITDA margin of 39%*
- All time high Free cash flow (pre- capex) of ₹ 27,154 crore
- Strong liquidity position with cash and cash equivalents of ₹ 32,130 crores
- Net debt declined by ₹ 3,435 crores
- Net debt / EBITDA at 0.5x and debt equity ratio at 0.6x – lowest in 5 years
- Strong ~30% ROCE; 1.6 times YoY
- ~14% dividend yield with record pay-out of ₹45/share

ESG

- 3,200+ Nand Ghars created for social welfare
- ₹ 359 crores Social Investment; improving the lives of 4.36 million people
- ₹ 54,104 crore contribution to the National Exchequer
- ~13.75 mn tonnes GHG emissions avoided from 2012 baseline
- 31% water recycled
- Electric mobility: Jharsuguda partners with GEAR India to supply 23 e-forklifts; deployed 50+ EVs at HZL and ESL together
- 10-year MoU signed with TERI to develop implementation programs to further our ESG vision

VAB: Value added business; ESL: ESL steel limited; COP: Cost of production; Nand Ghars: Women and children care center; HZL: Hindustan Zinc Limited ; *Excluding custom smelting at Copper business

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FY20 FY21 FY22 EBITDA contribution by key businesses Aluminium: 2nd largest contributor to the group EBITDA with increase in contribution from 9%in FY20 to 38% in FY22; driven by 364kt higher volumes and operational efficiencies including structural cost reduction Zinc: continues to be primary contributor with 39% to group EBITDA; driven by volume increase and operational efficiencies Oil and Gas: in absolute terms remain key contributor to group EBITDA

4Q FY22 Highlights

Operational

- Strong quarterly volume growth at key businesses:
  - Aluminium production grew 8%YoY
  - Zinc India achieved Highest ever mined metal production of 295 kt, since underground transition
  - Gamsberg mined metal production grew 9%YoY to 45kt
  - VAB: Pig iron production grew 14%YoY
  - ESL: Hot Metal production grew to 344 kt
- Margins improved across key businesses despite input commodity inflation and higher power cost
- Commenced commercial production from recently acquired Iron ore mines in Orissa
- New discovery named ‘Durga-1’ in OALP blocks located in Barmer basin

Financial

- Record Revenue of ₹ 39,342 crore, up 41%YoY
- Highest ever EBITDA of ₹ 13,768 crore, up 51% YoY
- Industry leading EBITDA margin of 39%*
- Reduced net debt by ₹ 6,590 crore QoQ
- Net debt / EBITDA of 0.5x – lowest in 5 years
- Strong liquidity position with cash and cash equivalents of ₹ 32,130 crores
- Interim dividend paid ₹ 4,832 crore (₹13/share)
- Investment grade credit rating; both CRISIL and India Ratings upgraded rating to ‘AA’ with stable outlook
- Annual capital allocation and dividend policy
- Committed $2bn growth capex for projects across key businesses

ESG

- Signed PDA for 580 MW RE - a significant step towards 2.5 GW RE commitment
- Launched green Aluminium under the brands ‘Restora’ & ‘Restora Ultra’ to usher new era of green metals
- Collaboration with TUV-SUD to develop roadmap for our ‘Net Water Positive’ initiative
- 1st Fly ash rake from Jharsuguda dispatched to cement plant
- Commenced Ash backfilling in one of the coal India’s open-cast mine in Mar’22
- Used 17kt biomass in HZL; committed to using 5% biomass in our thermal power plants

VAB: Value added business; ESL: ESL steel limited; PDA Power delivery agreement; RE: Renewable energy; HZL: Hindustan Zinc Limited
OALP: Open acreage licensing policy; *Excluding custom smelting at Copper business

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Healthcare: Nearly 2.23 million people benefited > 38 Initiatives Drinking water and sanitation: More than 325,000 people benefited >20 Initiatives Community infrastructure: > 0.96 million people benefitted > 50 Initiatives Children’s well-being and education Over 680,000 children benefited > 44 Initiatives Sports & culture: Nearly 70,000 sports persons and culture enthusiasts benefitted > 16 Initiatives Women’s empowerment: > 46,000 women benefited > 11 Initiatives Environmental protection & restoration: Nearly 75,000 saplings planted and under maintenance Agriculture and animal husbandry: > 36,000 people benefited > 16 Initiatives Nand Ghar: women and child care centre Pillar 1: Transforming communities - benefitting the lives of 4.36 million people across 1268 villages 3,200+ Nand Ghar across India Vedanta Medical Research Foundation Football Academy Nearly 4.36 million beneficiaries through Vedanta-wide 180 programs

Pillar 2: Transforming the planet

Net Zero Carbon Company by 2050 or sooner | 25% absolute GHG reduction by 2030

Renewable power:

Committed to use 2.5 GW of RE RTC equivalent by 2030

- Signed PDA for 580 MW of RE by FY25
  - 200 MW at BALCO
  - 180 MW at VAL-Jharsuguda
  - 200 MW at HZL
- 3 billion units of green power purchased by Aluminium sector in FY2022 – largest consumer of RE in India

Green Metals:

- Launched pilot programs to support the green economy
- **Low Carbon Green Aluminium:** Launched 'Restora' & 'Restora *Ultra*'

Global Standard	**Restora**	**Restora *Ultra***
4 TCO2e/T of metal	2.36 TCO_2e/T of metal	0.37 TCO_2e/T of metal

- **Green Copper:** Pilot project to produce Copper from recycled Copper; 2,909 MT in FY22; target to scale up to 20,000 MT in FY23

Fuel Switch Programs:

- **Biomass firing:** Committed to use 5% biomass in thermal power plants
  - 15.7KT of biomass used in HZL
  - Pilot programs at BALCO, Jharsuguda, Lanjigarh
- **Natural Gas:** Vedanta Aluminium-Lanjigarh partnership with GAIL to supply natural gas for calciner - substituting coal use; *potential to decrease plant GHG intensity by 20%*
- **Electric mobility:** Committed to decarbonize 100% of LMV fleet by 2030 and 75% of mining fleet by 2035
  - Jharsuguda partners with GEAR India to supply 23 e-forklifts
  - 11 EVs deployed at HZL
  - 40 EVs deployed at ESL

RE: renewable energy; RTC: round the clock; PDA: power delivery agreement; HZL: Hindustan Zinc Limited
LMV: light motor vehicle; ESL: ESL steel;

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Pillar 2: Transforming the planet

Water Positivity | Waste Management | Partnerships

Achieve Water Positivity by 2030:

- Collaboration with TUV-SUD to develop roadmap for 'Net Water Positive' initiative
- 31% of water recycled in FY22

Waste Management: Committed to 100% utilization of HVLT wastes; bring legacy waste to zero

- Nearly 100% HVLT utilized in FY22
- One rake of red mud (3309 MT) dispatched to one of the largest Indian cement company
- 1st Fly ash rake from Jharsuguda dispatched to Cement Plant
- Commenced Ash backfilling in one of the coal India's open-cast mine in Mar'22 with all requisite regulatory approvals
- 6.25 Ha of Jarofix Yard Phase 2 at CLZS restored via plantation using Mycorrhiza technique in partnership with TERI

Partnerships:

- **Green Spark:** Program to collaborate with technology start-ups to solve ESG challenges across our BUs.
- **TERI:** 10-year MoU to further our ESG vision, 600+ opportunities to development implementation programs in the areas of research, policy facilitation, stakeholder management, environmental awareness and on-ground implementation
- **IUCN:** Partnership with HZL to upgrade biodiversity management plans to align with 'No Net Loss' or 'Net Positive Impact' targets
- **CII:** Signatory to the CII Climate Charter

HVLT: High volume low toxicity; CLZS: Chanderiya lead zinc smelter; IUCN: International Union for Conservation of Nature
CII: Confederation of Indian Industry

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Pillar 2: Transforming the planet - Green Spark

Spark vision:
To achieve corporate innovation and growth outcomes through strategic partnerships and investments with Digital or Technology Start-ups

Green spark objective:
Strategic investments in start-ups to unlock value across Vedanta. Offers opportunities to explore breakthrough products or technologies, new markets, additional revenue streams in the long term and accelerate journey towards ESG leadership

FY23 Challenge curation and startup discovery process:

- To execute quarterly sprints of challenge curation and startup discovery
- Each sprint to include 1/3rd challenges on ESG themes
- 1500+ start-ups to be scouted for 20+ opportunity themes and 50+ innovation challenges
- 100+ start-ups to be selected for engagement across Vedanta; ~$100 mn business value realisation potential to be targeted over next 12 months

Challenge Curation	Startups Outreach	Startups Screenin	Startups Evaluation	Startups Engagement
50	1,500+	500+	200+	100+

Themes being targeted in 1QFY23:

- **ESG –**
  - Communities first
  - Green excellence
  - Zero harm
- **Core –**
  - Asset optimization and predictive maintenance
- **Allied –**
  - Commercial and marketing excellence
  - Quality excellence
- **Core and Allied –**
  - Emerging technologies

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Pillar 3: Transforming workplace

Organizational design to ensure right people in right roles; Launch of ‘People’ CoP to have globally benchmarked HR practices on ESG side

Group Diversity

	In decision making bodies	Leadership roles	Enabling roles	Overall
2030 target	30%	40%	50%	50%
FY22 Status	27%	29%	29%	11.5%

Diversity & inclusion (D&I) council

- Announced 1st D&I council of the group; includes leaders from operations & enabling functions
- Setting up organization’s first employee resource group
- Empanelment of diversity focused institutes/search firms
- Building all women teams and internal women networks
- Focus on women representation in all talent management, and award & reward programs

Sustainability academy

- ESG academy phase 1 completed – 100+ senior executives completed “Sustainability 101” training
- “Sustainability 101” training made compulsory for all employees
- Completed training on ESG topics for the Board in March 2022
- ESG Academy development is on-track

Strengthening policy

- Introducing anti-harassment policy, board diversity policy
- Revamping Human Rights Policy, and 15+ diversity focused policies for workforce including aspects like - flexible working hours, Work from home, Part time working

Safety & health:

- Focus on “Critical Risk Management” to reduce hazardous activities
- Launched cross business audit to ensure best safety practices
- Lunched lift safety standard
- 12 fatalities in FY22 (all with business partners’ employees); Business units CEOs focusing to drive 100% CAPA closure of learnings
- Health Community of Practice formed to review all health-related major issues, and to ensure exposure reduction and 100% Periodic Medical Examination
- 100% double vaccination of COVID-19 vaccine; started Covid -19 booster dose for all eligible employees

CAPA: corrective action and preventive action

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Aluminium: value creation through continued focus on growth and integrated operations

Aluminium: achieved record production, margins continue to improve



Production (kt)
531
578
572
1,969
2,268
4Q FY21
3Q FY22
4Q FY22
FY21
FY22



COP ($/T)
Margin ($/t)
1,433
2,055
2,182
692
876
1185
1,347
1,858
528
1031
4Q FY21
3Q FY22
4Q FY22
FY21
FY22

Alumina: achieved best ever annual production



Production (kt)
496
472
503
1,841
1,968
4Q FY21
3Q FY22
4Q FY22
FY21
FY22



COP ($/T)
246
290
332
235
291
4Q FY21
3Q FY22
4Q FY22
FY21
FY22

Key highlights:

- Record annual Aluminium production at 15%YoY growth driven by JSG ramp-up; quarterly production grew 8%YoY
- Highest ever annual Alumina production with 7%YoY growth; quarterly production grew 7%QoQ
- Highest ever annual VAP sales at 819 kt; grew 23%YoY
- Margins improved despite higher COP amidst increase in input commodity prices and power cost
- Completed debottlenecking of Jharsuguda Billet facility from 400 ktpa to 460 ktpa capacity
- First in India to launch Low Carbon Aluminium under the brand “Restora” and “Restora Ultra”
- Secured 15.3 million tons of Coal in Tranche V at competitive price for next 5 years
- Continued to be in 1st quartile cost curve globally[1]
- 2nd largest contributor in group EBITDA, contributed 38%[2] in FY22

COP: Cost of production; JSG: Jharsuguda; VAP: Value added products; *Ex China
1: CY21 global cost curve; 2: Contribution to full year FY22 group EBITDA

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CLZS: Chanderiya lead zinc smelter Zinc India: touched a new milestone with >1 mn tonnes Mined metal production Key performance highlights: Highest ever annual mined Metal production - crossed 1 MTPA mark; best ever quarterly production since underground transition Highest ever annual refined Metal production with 4%YoY growth; supported by better plant and concentrate availability. Quarterly production grew 2%YoY Quarterly integrated zinc production increased 8%YoY. Integrated Lead production decreased with change in Pyro plant (at CLZS) operations to Zinc-Lead mode. Silver production was lower in line with the lower Lead production High margins driven by volumes, improved recoveries and rising LME prices; partially offset by input commodity inflation Continues to be in 1st quartile cost curve globally Mined Metal Refined Metal Silver

MIC: Metal in concentrate; COP: Cost of production Zinc International: Gamsberg achieved 220 kt annualized run rate of MIC production in Mar’22 Key highlights: Achieved highest ever annual production of mined metal with 18%YoY growth; Crushing throughput increased to 827tph in FY22 from 767tph in FY21 Quarterly mined metal production grew 10%QoQ with highest ever quarterly Ore production of 935kt; Throughput & recovery improvement projects in beneficiation plant completed in 4Q: Zinc Rougher Cell and lead pump box commissioning resulted in 3% to 5% recovery improvement Reagent skid upgrade to meet requirement of 600tph throughput COP increased mainly due to spend on south pit recovery project, exchange rate appreciation and input commodity inflation Gamsberg - Production Gamsberg - COP

O&M: Operations and management; Kboepd: Thousand barrel of oil equivalent per day; Boe: barrel of oil equivalent ABH: Aishwarya barmer hills Oil & Gas: stable operations with focus on growth projects Gross production (kboepd) Key highlights: Production: annual production was broadly stable as impact of natural decline was largely offset by – Polymer injection in Bhagyam & Aishwariya fields, Infill wells in Mangala, NI and ABH fields, and Ramp-up of gas production at Rajasthan block Opex: Annual and quarterly Opex increased to $10/boe and $12.4/boe, respectively; primarily due to increased polymer prices O&M contracts: awarded key O&M contracts for End-to-end management across assets Growth: Drilled 25 infill wells in FY22 across producing fields Exploration focused across Rajasthan, Cambay & Northeast Notified hydrocarbon discovery in Durga -1 in Rajasthan and Jaya-1 in Cambay with resource addition of > 50 mmboe Opex ($/boe)

Iron ore: continue to improve performance trajectory VAB : Production and Margin Karnataka Iron ore sales Iron ore Karnataka: Achieved highest ever annual sales of 5.7 mn tonnes with 30%YoY growth; Quarterly sales increased 22%YoY driven by support from all key operational projects Annual Iron ore production was up by 8%YoY; Quarterly production grew 18%YoY Value added business (VAB): VAB achieved record annual production with a 33%YoY growth; Quarterly production increased 14%YoY VAB achieved highest ever annual margins of $111/t; Quarterly margins were impacted mainly by higher Coking coal cost; partially offset by higher Steel prices Iron Ore Goa: Continuously engaging with the state and Central governments for earliest resumption of mining

ESL Steel and FACOR

ESL: key performance highlights

- Record Annual Hot Metal production of 1,355 kt since acquisition, up 5% YoY
- Quarterly Hot Metal production grew 3%YoY to 344 kt
- Quarterly saleable production grew 3% YoY; annual production was up 6% with enhanced furnace operations
- Margins increased 11%QoQ, driven by improved market
- Commenced commercial production in Mar’22 from two recently acquired Iron ore mines in Orissa: “Nadidih BICO” and “Nadidih FEEGRADE”


Saleable production (kt)
319
350
328
4Q FY21
3Q FY22
4Q FY22
1,187
1,260
FY21
FY22


Margin ($/T)
131
72
80
4Q FY21
3Q FY22
4Q FY22
95
74
FY21
FY22

FACOR: key performance highlights

- Highest ever Annual Chrome Ore production at 250kt, since acquisition, up 70%YoY
- Quarterly Ore production was in line with statutory limits
- Historic high annual Ferro Chrome Production with 10%YoY growth; Quarterly Ferro Chrome production was lower due to maintenance shutdown
- FY22 margin increased by 3x to $534/t


Ferro Chrom production (kt)
18
20
18
4Q FY21
3Q FY22
4Q FY22
68
75
FY21
FY22


Margin ($/T)
492
590
470
4Q FY21
3Q FY22
4Q FY22
176
534
FY21
FY22

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Upcoming growth projects – Oil & Gas and Aluminium

Oil & Gas: $687mn new growth capex projects, this includes $360mn to monetize 52.6mmboe reserves and $327mn to grow resources

Infill wells: ~70 wells across operating fields viz Aishwarya, Bhagyam, Tight Oil, Tight Gas and Offshore to augment reserves & mitigate natural decline

Exploration PSC/OALP: 30 exploration wells both onshore & offshore across the PSC and OALP blocks to establish resource potential

Shale: 5 pilot wells program in Barmer, in partnership with global service providers to leverage technology, to unlock unconventional resources potential

ASP: a) ASP surface facility award for Mangala field, b) Early ASP injection in select pads, c) Pilot project in Bhagyam and Aishwariya fields

Partnership-model with leading OFS companies from concept to execution

Aluminium: $1.4 bn growth capex over 2 years; vertical integration focus to reduce market volatility impact and create value

- **Aluminium capacity expansion to 3 MTPA**
  - JSG capacity ramp-up to 1.8 MTPA – 1QFY23
  - Balco capacity expansion to 1 MTPA – 1QFY24
  - Debottlenecking for balance 0.2 MTPA – 3QFY24
- **Value added product capacity expansion to 90%**
  - JSG VAP expansion to 1.6 MTPA – 2QFY24
  - Balco VAP expansion to 1.1 MTPA – 2QFY24
- **Alumina capacity expansion to 6 MTPA**
  - Environmental clearance is in place
  - New 3MTPA expansion project – 4QFY23
  - 1 MTPA via debottleneck initiatives – FY24
- **Bauxite security:**
  - Enhance delivery from exiting mine
  - Participation in new mines auction
- **Coal security: 100% operationalization of 3 coal mines**
  - Jamkhani - mining commencement in 1QFY23
  - Radhikapur (W) – mining targeted by 3QF23
  - Kurloi (North) – mining targeted by 3QFY24

OALP: oil acerage licensing policy; PSC: production sharing contract; ASP: Alkali surfactant polymer; OFS: Oilfield service companies

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4QFY22 Investor Presentation

Upcoming growth projects – Zinc International and ESL

Zinc International

- $466 mn capex on Gamsberg phase 2 project
- New 4 MTPA Concentrator (200 kt MIC)
- Completion by 1HFY24 and commissioning in 3QFY24
- **Key facilities include:**
  - Open cast mine expansion from 4 MTPA to 8 MTPA
  - New 4 MTPA concentrator for additional MIC of 200ktpa
  - New tailing dam – adjacent to current dam with HDPE lining as per environmental regulations
  - New 20km, 22 MVA power line to site
  - 6.5km line for 7.5 MLD water

ESL Steel

- Capex investment of $348 mn
- Doubling Hot Metal Capacity to 3.0 MTPA from 1.5 MTPA
- Completion of project by end of FY23
- **Key project activities:**
  - Debottlenecking of Blast furnace - 3 by 0.2 MTPA
  - Additional blast furnace of ~ 1.1 MTPA
  - Additional Coke oven capacity of 0.5 MTPA
  - Pellet plant 1.8 MPTA
  - Oxygen plant 800tpd
  - New ductile Iron plant 0.18 MTPA to maximize the VAP
  - Other auxiliary and infrastructure upgradation

MIC: metal in concentrate; VAP: value added product; HDPE: high density polyethylene; MLD: million of liter per day

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4QFY22 Investor Presentation

Finance Update Ajay Goel Acting Chief Financial Officer VEDANTA LIMITED INVESTOR PRESENTATION 4QFY22

Excludes custom smelting at Copper Business PAT – Profit after tax Trailing 12-month ROCE (return on capital employed) is calculated as EBIT net of tax outflow divided by average capital employed Financial snapshot 4QFY22 Revenue EBITDA EBITDA Margin 1 PAT 2 (before exceptional and one-time tax gain) ₹ 39,342 crore ₹ 13,768 crore 39% ₹ 7,570 crore 41% YoY 51% YoY Industry leading margin 48% YOY ROCE 3 Cash and Cash equivalents Net Debt Net Debt / EBITDA c.30% ₹ 32,130 crore ₹ 20,979 crore 0.5x 1.6 times YoY Strong liquidity position 14% YoY lowest in 5 years

(In crore) Market & Regulatory 2,612 crore Aluminium 2,162 Zinc, Lead & Silver 664 Oil & Gas (O&G) 338 IOB, ESL 255 IOB 149 Zinc 134 Aluminium 93 O&G (29) Zinc 53 O&G (17) IOB: iron ore business; ESL: ESL steel limited EBITDA bridge 4QFY22 vs. 3QFY22 (QoQ comparison)

Market & Regulatory 4,969 crore Aluminium 5,070 Zinc, Lead & Silver 1,685 Oil & Gas (O&G) 810 ESL 409 Aluminium 274 ESL 73 Power 53 Zinc (148) AL (702) Zinc (169) O&G (108) EBITDA bridge 4QFY22 vs. 4QFY21 (YoY comparison) (In crore)

*Others – Includes movement in restricted cash Net debt movement during 4QFY22 (In crore) Inventory, Debtor & others (1,336) Creditors/Advances 3,780 FCF Post Capex 11,011 Cr

*Closing rate 7.7% Balance sheet and debt breakdown Net debt / EBITDA – maintained at low level Liquidity: Cash and cash equivalents at 32,130 crore Net Interest: Interest Income – Returns ~4.4%. Interest Expense – Maintained ~7.9%* Maturity: proactive credit management; average term debt maturity maintained above 3.4 years Credit Rating: CRISIL rating at AA with stable outlook India ratings at IND AA with stable outlook Gross Debt In $bn In ₹ 000’ crores Term debt 6.1 46.4 Working capital 0.2 1.6 Short term borrowing 0.7 5.1 Total consolidated debt 7.0 53.1 Cash and Cash Equivalents 4.2 32.1 Net Debt 2.8 21.0 Debt breakup ($7.0bn) - INR Debt 91% - USD / Foreign Currency Debt 9% Debt breakdown (as of 31st Mar 2022)

Disciplined capital allocation framework

Key Strategic Priority — **Optimize Leverage Ratio**

- Intend to deleverage at group level
- Leverage ratio at Vedanta Limited should not be more than 1.5x.



1
Capital
Allocation
2
3

CAPITAL EXPENDITURE

Project Capex

- Volume augmentation, cost reduction or creating value added products are key guiding principles for all projects
- Growth projects to ensure minimum guidelines for IRR ~18%

Sustaining Capex

- All sustaining capital expenditure to be a part of Business Plan
- Sustaining capex to be defined and tracked in $/tonne

DIVIDEND

Minimum 30% of Attributable Profit after tax (before exceptional items) of Company (excluding profits of HZL)

Dividend income received from HZL will be pass through within 6 months

MERGERS & ACQUISITIONS

Intent to enhance value via acquiring accretive assets/business that have synergies with existing line of core businesses

Maximize Total Shareholder's Return (TSR)

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4QFY22 Investor Presentation

Growth capex and returns profile

	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022
Full year Capex guidance	1.0	1.2	1.5	1.2	0.7	1.1



Growth Capex profile, $bn
Oil & Gas
Zinc
Al & Power
Copper
Other
0.7
0.3
0.3
0.1
0.8
0.1
0.0
0.1
0.5
0.12
1.1
0.1
0.5
0.5
0.8
0.1
0.2
0.5
0.3
0.1
0.0
0.2
0.7
0.2
0.3
0.0
0.2
2.0
0.2
1.0
0.2
0.6
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023e

	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022
FCF pre capex, $bn	~2.8	~2.0	~2.8	~1.8	~2.2	~3.6
ROCE[1]	~15%	~17%	~13%	~11%	~19%	~30%

1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed on LTM basis

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4QFY22 Investor Presentation

Strategy to enhance long term value Committed to ESG leadership Augment reserves & resources base Operational excellence and cost leadership Optimise capital allocation & maintain strong Balance Sheet Delivering on growth opportunities

Appendix VEDANTA LIMITED INVESTOR PRESENTATION 4QFY22

FY23 guidance Zinc India Mined Metal and Finished Metal: 1,000 - 1,025 Kt Silver: c. 700 - 725 tonnes COP: $1,125/t - $1175/t excluding royalty Aluminium Alumina: 2.0 - 2.1 Mtpa Aluminium: 2.2 - 2.3 Mtpa Zinc International BMM: 60 – 70 Kt Gamsberg: 200 - 225 tonnes COP: $1,300/t - $1400/t Oil & Gas Average Gross Volume: 155-165 kboepd Opex: c. $11/boe Iron Ore Karnataka (WMT): 5.0 – 5.5 Mtpa Pig Iron: 850 - 900 Ktpa Goa: To be updated on re-start of operations ESL Hot Metal – c 1.5 Mtpa Power TSPL plant availability: >85% Copper - India To be updated on re-start of operations

Income statement

- **Depreciation & Amortization**
  - Higher by 16%YoY in 4QFY22 mainly due to increase in amortization as a result of increase in Ore production at Zinc Business.
  - Higher by 16%YoY in FY22 mainly due to increase in amortization as a result of increased Ore production at Zinc Business and higher depletion at O&G business.
- **Finance Cost**
  - Reduced by 8% YoY in FY22 mainly due to lower average borrowings and decreased cost of borrowings.
- **Investment Income**
  - Lower primarily on account of mark to market movement and change in investment mix.
- **Taxes FY22 vs FY21**
  - The normalized ETR is 28% (excluding ₹ 178 crore tax on exceptional items) compared to the normalized ETR of 27% excluding Deferred Tax Asset of 3,111cr recognized on losses at steel business.

In ₹ Crore	4Q FY'22	4Q FY'21	FY'22	FY'21
Revenue from operations	39,342	27,874	131,192	86,863
Other operating income	480	332	1,541	1,158
EBITDA	**13,768**	**9,107**	**45,319**	**27,341**
Depreciation & amortization	(2,379)	(2,055)	(8,895)	(7,638)
Finance Cost	(1,333)	(1,325)	(4,797)	(5,210)
Investment Income	520	860	2,341	3,269
Exchange gain/(loss)	(45)	(71)	(235)	129
Exceptional item Credit/(Expense)	(336)	(773)	(769)	(678)
Tax (Charge)/Credit	(2,962)	(1,412)	(9,433)	(5,445)
Tax credit/(charge) on exceptional items	28	187	178	154
One time tax credit/(charge)*	-	3,111	-	3,111
PAT before exceptional & one time tax credit	**7,570**	**5,105**	**24,299**	**12,446**
Profit/(Loss) After Taxes	7,261	7,629	23,709	15,033
Minorities % (after exceptional items)	20%	16%	21%	23%

* Deferred tax asset of ₹ 3,111 crore recognized on losses in ESL

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

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4QFY22 Investor Presentation
31

Capex approved for Cairn represents Net capex, however Gross capex is $4.2 bn. Is based on exchange rate at the time of approval. Is based on exchange rate at the time of incurrence Unspent capex represents the difference between total capex approved and cumulative spend as on 31st Mar 2022. Project capex Capex in Progress (In $ mn) Status Approved Capex2 Spent up to 31 Mar’213 Spent in FY223 Unspent as at 31 Mar 20224 Cairn India1 – Mangala infill, Bhagyam & Aishwariya Polymer, Liquid handling , ASP , OALP, Tight oil & gas etc. 3,100 1,028 184 1,888 Aluminium Sector Balco smelter and rolled product capacity expansion In Progress 935 1 69 865 Jharsuguda 1.25mtpa smelter, 550ktpa VAP capacity expansion In progress 3,280 2,961 74 245 Zinc India Mine expansion 2,077 1,770 39 267 Others 261 165 1 94 Zinc International Gamsberg Phase II Project In Progress 466 - - 466 Iron Ore Project In Progress 37 - 9 28 Copper India Tuticorin Smelter 400ktpa Project is under Force Majeure 717 198 - 519 ESL- Growth Project 349 - 24 325 Avanstrate Furnace Expansion and Cold Line Repair 116 54 26 36 Capex Flexibility Metals and Mining Lanjigarh Refinery (Phase II) – 5mtpa Ongoing 1,563 919 45 599 Skorpion Refinery Conversion Currently deferred till Pit 112 extension 156 14 - 142

Entity-wise Cash and Debt Company Mar 31, 2022 Mar 31, 2021 Debt Cash & Cash Eq3 Net Debt3 Debt Cash & Cash Eq3 Net Debt3 Vedanta Limited Standalone 36,696 7,057 29,639 32,166 5,851 26,315 Cairn India Holdings Limited1 1,602 1,389 213 2,810 1,402 1,408 Zinc India 2,823 20,789 (17,966) 7,178 22,308 (15,130) Zinc International 45 601 (555) 220 457 (237) BALCO 1,142 742 399 3,271 1,134 2,138 Talwandi Sabo 7,013 90 6,923 7,189 460 6,729 ESL 2,704 862 1,843 3,135 813 2,322 Others2 1,083 601 482 1,059 188 871 Vedanta Limited Consolidated 53,109 32,130 20,979 57,028 32,614 24,414 Notes: Debt numbers are at Book Value and excludes inter-company eliminations 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the group’s share in the RJ Block 2. Others includes MALCO Energy, CMT, VGCB, Fujairah Gold, FACOR, Vedanta Limited’s investment companies and ASI 3. CIHL does not include ICL of $749 mn to VRL (In crore)

*Others incl. movement in restricted cash and ICL receipt from VRL Net debt movement during FY22 (In crore) FCF (post Capex) 21,715 Crore Inventory, Debtor and others (5,918) Creditors/Advances 1,284

Note: USD–INR: 75.6 on 31st Mar 2022 Funding sources and term debt maturities Term debt of $3.8bn at Standalone and $2.3bn at Subsidiaries, total consolidated $6.1bn Diversified Funding Sources for Term Debt of $6.1bn (as of 31st Mar 2022) Term Debt Maturities : 46,442 crore ($6.1bn) (as on 31st Mar’22) In ₹ 000’ crore

Segment Summary – Aluminium Particulars (in’000 tonnes, or as stated) Quarter Q4 Q3 Full year Full year 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Alumina – Lanjigarh 503 496 1% 472 1,968 1,841 7% Total Aluminum Production 572 531 8% 578 2,268 1,969 15% Jharsuguda 428 387 11% 431 1,687 1,400 20% Korba 144 144 - 147 582 570 2% Financials (In crore, except as stated) Revenue 15,475 8,828 76% 13,024 50,881 28,644 78% EBITDA – BALCO 1,322 802 65% 931 4,355 2,286 90% EBITDA – Vedanta Aluminium 3,896 1,938 101% 2,816 13,002 5,465 138% EBITDA Aluminum Segment 5,218 2,739 91% 3,747 17,337 7,751 124% Alumina CoP – Lanjigarh ($/MT) 332 246 35% 290 291 235 24% Alumina CoP – Lanjigarh ( /MT) 24,900 18,000 38% 21,700 21,600 17,400 24% Aluminium CoP – ($/MT) 2,182 1,433 52% 2,055 1,858 1,347 38% Aluminium CoP – ( /MT) 1,64,000 1,04,500 57% 1,53,900 1,38,400 99,800 39% Aluminum CoP – Jharsuguda ($/MT) 2,183 1,387 57% 2,045 1,839 1,304 41% Aluminium CoP – Jharsuguda( /MT) 1,64,100 1,01,200 62% 1,53,200 1,37,000 96,600 42% Aluminum CoP – BALCO ($/MT) 2,179 1,554 40% 2,083 1,913 1,450 32% Aluminium CoP – BALCO ( /MT) 163,800 1,13,300 45% 1,56,000 1,42,400 1,07,500 32% Aluminum LME Price ($/MT) 3,280 2,096 56% 2,762 2,774 1,805 54%

Aluminium profitability 3QFY22 $/t 4QFY22 2,055 2,762 109 130 3,001 (756) (833) (466) (70) 876 (137) (262) 477 2,182 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

Segment Summary – Zinc India

Production (in '000 tonnes, or as stated)	Quarter				Full year		
	4QFY22	4QFY21	% YoY	3QFY22	FY22	FY21	% YoY
Mined metal content	**295**	**288**	**3%**	**252**	**1017**	**972**	**5%**
Integrated metal	**260**	**256**	**2%**	**261**	**967**	**930**	**4%**
Refined Zinc – Integrated	211	195	8%	214	776	715	8%
Refined Lead – Integrated[1]	49	61	(19%)	47	191	214	(11%)
Refined Saleable Silver - Integrated (in tonnes)[2]	162	203	(20%)	173	647	706	(8%)
Financials *(In ₹ crore, except as stated)*							
Revenue	8,587	6,699	28%	7,817	28,624	21,932	31%
EBITDA	**4,988**	**3,846**	**30%**	**4,384**	**16,161**	**11,620**	**39%**
Zinc CoP without Royalty (₹ /MT)	85,400	69,000	24%	86,000	83,500	70,700	18%
Zinc CoP without Royalty ($/MT)	1,136	945	20%	1,148	1,122	954	18%
Zinc CoP with Royalty ($/MT)	1,644	1,319	25%	1,600	1,567	1286	22%
Zinc LME Price ($/MT)	3,754	2,750	37%	3,364	3,257	2422	34%
Lead LME Price ($/MT)	2,335	2,018	16%	2,331	2,285	1868	22%
Silver LBMA Price ($/oz)	24.0	26.3	(9%)	23.3	24.6	22.9	7%

1. Excludes captive consumption of 1,547 tonnes in 4Q FY 2022 vs 1,825 tonnes in 4Q FY 2021 & 1,816 tonnes in 3Q FY 2022. For FY2022, it was 6,951 as compared to 6,424 tonnes in FY2021.
2. Excludes captive consumption of 7.8 tonnes in 4Q FY 2022 vs 9.1 tonnes in 4Q FY 2021 & 9.5 tonnes in 3Q FY 2022 . For FY2022, it was 37.4 tonnes as compared with 34.6 tonnes in FY2021

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Vedanta Limited
4QFY22 Investor Presentation

Segment summary – Zinc International Production (in’000 tonnes, or as stated) Quarter Q4 Q3 Full year Full year 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Refined Zinc – Skorpion - - - - - 1 - Mined metal content- BMM 10 14 (29)% 11 52 58 (9)% Mined metal content- Gamsberg 45 41 9% 41 170 145 18% Total 55 55 (1)% 52 223 203 10% Financials (In Crore, except as stated) Revenue 1,242 900 38% 1,079 4,484 2,729 64% EBITDA 467 201 132% 367 1,533 811 89% CoP – ($/MT) 1,639 1,296 26% 1,491 1,442 1,307 10% Zinc LME Price ($/MT) 3,754 2,750 37% 3,364 3,257 2,422 34% Lead LME Price ($/MT) 2,335 2,018 16% 2,331 2,285 1,868 22%

Segment Summary – Oil & Gas Oil & Gas (boepd) Quarter Q4 Q3 Full year Full year 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Average Daily Gross Operated Production (boepd) 153,840 165,000 (7%) 159,230 160,851 162,104 (1%) Rajasthan 132,443 138,057 (4%) 136,795 137,723 132,599 4% Ravva 13,248 16,258 (19%) 14,457 14,166 19,177 (26%) Cambay 8,065 10,685 (25%) 7,906 8,923 10,329 (14%) OALP 84 - - 73 39 - - Average Daily Working Interest Production (boepd) 99,513 105,123 (5%) 102,795 103,737 101,706 2% Rajasthan 92,710 96,640 (4%) 95,756 96,406 92,819 4% Ravva 2,981 3,658 (19%) 3,253 3,187 4,315 (26%) Cambay 3,226 4,274 (25%) 3,162 3,569 4,131 (14%) KG-ONN 2003/1 513 552 (7%) 550 535 441 21% OALP 84 - - 73 39 - - Total Oil and Gas (million boe)               Oil & Gas- Gross operated 13.8 14.8 (7%) 14.6 58.7 59.2 (1%) Oil & Gas-Working Interest 9.0 9.5 (5%) 9.5 37.9 37.1 2% Financials (In crore, except as stated) Revenue 3,940 2,584 52% 3,113 12,430 7,531 65% EBITDA 2,052 1,069 92% 1,492 5,992 3,206 87% Average Oil Price Realization ($/bbl) 95.7 59.4 61% 75.7 77.1 43.8 76% Brent Price ($ / bbl) 102.2 60.9 68% 79.7 81.2 44.3 83%

Segment Summary – Oil & Gas

Oil & Gas (boepd)	Quarter				Full year		
	4QFY22	4QFY21	% YoY	3QFY22	FY22	FY21	% YoY
Average Daily Production							
Gross operated	153,840	165,000	(7%)	159,230	160,851	162,104	(1%)
Oil	130,758	139,818	(6%)	133,731	135,662	140,353	(3%)
Gas (Mmscfd)	138	151	(9%)	153	151	131	15%
Non operated- Working interest	513	552	(7%)	550	535	441	21%
Working Interest	99,513	105,123	(5%)	102,795	103,737	101,706	2%
Rajasthan (Block RJ-ON-90/1)							
Gross operated	132,443	138,057	(4%)	136,795	137,723	132,599	4%
Oil	112,501	118,849	(5%)	114,896	116,437	116,599	-
Gas (Mmscfd)	120	115	4%	131	128	96	33%
Gross DA 1	114,963	123,855	(7%)	120,459	120,911	119,863	1%
Gross DA 2	17,327	14,070	23%	16,163	16,640	12,507	33%
Gross DA 3	153	132	16%	173	172	228	(25%)
Working Interest	92,710	96,640	(4%)	95,756	96,406	92,819	4%
Ravva (Block PKGM-1)							
Gross operated	13,248	16,258	(19%)	14,457	14,166	19,177	(26%)
Oil	11,681	12,566	(7%)	12,594	12,067	15,036	(20%)
Gas (Mmscfd)	9	22	(59%)	11	13	25	(48%)
Working Interest	2,981	3,658	(19%)	3,253	3,187	4,315	(26%)
Cambay (Block CB/OS-2)							
Gross operated	8,065	10,685	(25%)	7,906	8,923	10,329	(14%)
Oil	6,493	8,404	(23%)	6,168	7,119	8,718	(18%)
Gas (Mmscfd)	9	14	(36%)	10	11	10	10%
Working Interest	3,226	4,274	(25%)	3,162	3,569	4,131	(14%)
Average Price Realization							
Cairn Total (US$/boe)	92.3	57.0	62%	74.4	74.8	41.9	79%
Oil (US$/bbl)	95.7	59.4	61%	75.7	77.1	43.8	76%
Gas (US$/mscf)	12.1	7.1	70%	11.2	10.3	4.8	115%

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Vedanta Limited
4QFY22 Investor Presentation

Segment Summary – Iron Ore and Steel Steel  Particulars (in million dry metric tonnes, or as stated) Quarter Q4 Q3 Full year Full year as stated) 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Sales 2.3 2.2 4% 1.5 6.8 6.5 4% Goa 0.5 0.8 (31%) 0.1 1.1 2.1 (50%) Karnataka 1.7 1.4 22% 1.5 5.7 4.4 30% Production of Saleable Ore 1.4 1.2 18% 1.2 5.4 5.0 8% Goa - - -   - - - Karnataka 1.4 1.2 18% 1.2 5.4 5.0 8% Production (’000 tonnes)               Pig Iron 178 156 14% 202 790 596 33% Financials (In crore, except as stated)               Revenue 1,866 1,727 8% 1,416 6,350 4,528 40% EBITDA 549 793 (31%) 410 2,280 1,804 26% Iron Ore Particulars (in ‘000 tonnes, or as stated) Quarter Q4 Q3 Full year Full year as stated) 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Total Production 328 319 3% 350 1,260 1,187 6% Pig Iron 48 48 - 48 186 189 (2%) Billet Production 241 232 4% 261 932 882 6% Billet Consumption (inter category adj.) (255) (220) 16% (240) (840) (716) 17% TMT Bar 130 118 10% 114 399 338 18% Wire Rod 118 97 22% 120 421 361 17% Ductile Iron Pipes 45 44 1% 48 164 135 22% Financials (In crore, except as stated) Revenue 2,212 1,465 51% 1,578 6,474 4,668 39% EBITDA 239 309 (23%) 167 701 871 (19%) Margin ($/t) 80 131 (39%) 72 74 95 (23%)

Segment Summary – Power Particulars (in million units) Quarter Q4 Q3 Full year Full year 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Total Power Sales 2,803 3,352 (16)% 3,448 11,872 11,261 5% Jharsuguda - 558 - 755 2,060 2,835 (27)% BALCO 251 380 (34)% 279 1,139 1,596 (29)% HZL Wind Power 66 65 2% 59 414 351 18% TSPL 2,486 2,349 6% 2,355 8,259 6,479 27% Financials (in crore except as stated) Revenue 1,687 1,449 16% 1,638 5,826 5,375 8% EBITDA 189 151 25% 283 1,082 1,407 (23)% Average Cost of Generation( /unit) ex. TSPL 2.42 2.85 (15)% 2.76 2.42 2.34 3% Average Realization ( /unit) ex. TSPL 3.92 2.98 32% 2.72 3.10 3.09 - TSPL PAF (%) 93% 84% - 92% 76% 81% - TSPL Average Realization ( /unit) 3.62 3.62 - 3.43 3.62 2.96 22% TSPL Cost of Generation ( /unit) 2.77 2.87 (3)% 2.52 2.76 2.10 31%

 Production (in ’000 tonnes, or as stated) Quarter Q4 Q3 Full year Full year as stated) 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Total Production Ore Production 43 56 (22%) 59 250 147 70% Ferrochrome Production 17.7 18.5 (4)% 20.1 75.3 68.3 10% Financials (In crore, except as stated) Revenue 221 151 46% 229 830 274 - EBITDA 82 54 52% 88 325 69 - Margin ($/MT) 470 492 (4%) 590 534 176 - *Vedanta acquired Ferro Alloys Corporation Limited (“FACOR”) in Sep 21,2020; hence FY22 vs FY21 financials may not be comparable Segment Summary – FACOR and Copper FACOR* Copper  Production (in ’000 tonnes, or as stated) Quarter Q4 Q3 Full year Full year as stated) 4QFY22 4QFY21 % YoY 3QFY22 FY22 FY21 % YoY Copper - Cathodes 34 35 (3%) 33 125 101 24% Financials (In crore, except as stated) Revenue 4,351 3,945 10% 3,741 15,151 10,890 39% EBITDA 16 (71) - 14 (115) (177) 35% Copper LME Price ($/MT) 9,997 8,504 18% 9,699 9,689 6,897 41%

Sales Summary – Zinc and Aluminium Sales volume Quarter Full Year 4QFY22 4QFY21 3QFY22 FY22 FY21 Zinc-India Sales       Refined Zinc (kt) 214 198 212 777 724 Refined Lead (kt) 49 62 47 192 216 Total Zinc-Lead (kt) 263 260 259 969 940 Silver (tonnes) 162 203 173 647 735 Zinc-International Sales Zinc Refined (kt) - - - - 1 Zinc Concentrate (MIC) 51 51 45 195 174 Total Zinc (Refined+Conc) 51 51 45 195 175 Lead Concentrate (MIC) 5 6 8 28 28 Total Zinc-Lead (kt) 56 57 52 223 203 Aluminium Sales Sales - Wire rods (kt) 95 96 90 331 328 Sales - Rolled products (kt) 8 10 10 33 31 Sales - Busbar and Billets (kt) 125 116 105 455 308 Total Value-added products (kt) 228 221 205 819 668 Sales - Ingots (kt) 358 321 369 1451 1325 Total Aluminium sales (kt) 586 543 573 2270 1992

Sales summary – Iron & Steel, FACOR and Power

Sales volume	Quarter			Full Year	
	4QFY22	4QFY21	3QFY22	FY22	FY21
Iron ore sales					
Goa (mn dmt)	0.5	0.8	0.1	1.1	2.1
Karnataka (mn dmt)	1.7	1.4	1.5	5.7	4.4
Total (mn dmt)	**2.3**	**2.2**	**1.5**	**6.8**	**6.5**
Pig Iron (kt)	186	165	200	790	609
Steel sales (kt)	**399**	**323**	**309**	**1,275**	**1,231**
Pig Iron	50	46	49	189	192
Billet	3	4	7	96	158
TMT Bar	163	118	89	402	356
Wire Rod	132	101	116	422	375
Ductile Iron Pipes	50	54	48	167	150
Facor sales[3]					
Ferrochrome (kt)	18	17	20	77	71
Copper-India sales					
Copper Cathodes (kt)	1.0	3.9	1.0	7.7	7.8
Copper Rods (kt)	39	36	35	128	122

Sales volume Power Sales (mu)	Quarter			Full Year	
	4QFY22	4QFY21	3QFY22	FY22	FY21
Jharsuguda	-	558	755	2,060	2,835
TSPL	2,486	2,349	2,355	8,259	6,479
BALCO	251	380	279	1,139	1,596
HZL Wind power	66	65	59	414	351
Total sales	**2,803**	**3,352**	**3,488**	**11,872**	**11,261**
Power Realisations (INR/kWh)					
Jharsuguda 600 MW	-	2.45	2.54	2.60	2.54
TSPL[1]	3.62	3.62	3.43	3.62	2.97
Balco	3.83	3.62	2.99	3.65	3.85
HZL Wind power	4.26	3.80	3.78	4.14	4.00
Average Realisations[2]	**3.92**	**2.98**	**2.72**	**3.10**	**3.09**
Power Costs (INR/kWh)					
Jharsuguda 600 MW	-	3.14	2.63	2.57	2.48
TSPL[1]	2.77	2.87	2.52	2.76	2.10
Balco	2.62	2.61	3.30	2.63	2.36
HZL Wind power	1.67	1.80	1.90	1.05	1.20
Average costs[2]	**2.42**	**2.85**	**2.76**	**2.42**	**2.34**

1. Based on Availability
2. Average excludes TSPL
3. Vedanta acquired Ferro Alloys Corporation Limited ("FACOR") in Sep 21,2020.

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4QFY22 Investor Presentation
46

Currency and commodity sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity FY 2022 Average price Full Year Impact on EBITDA ($mn) Oil ($/bbl) 81 68 Zinc ($/t) 3,257 283 Aluminium ($/t) 2,774 527 Lead ($/t) 2,285 44 Silver ($/oz) 25 54 Foreign Currency - Impact of ₹ 1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ 1000 crore / year 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

64.9% Zinc India (HZL) Bharat Aluminium (BALCO) Zinc International# Electrosteel Steels Talwandi Sabo Power 51% 95.5% 100% As of 31-Mar-22 ($bn) Unlisted entities Listed entities EBITDA 2.2 Net Cash 2.4 EBITDA 0.6 Net Debt 0.1 EBITDA 0.2 Net Cash 0.1 EBITDA 0.1 Net Debt 0.2 EBITDA 0.1 Net Debt 0.9 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Sesa Iron Ore Sterlite Copper Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn Oil & Gas* Divisions of Vedanta Limited Note: Shareholding as on Mar 31, 2022 *50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd; #Gamsberg -74%, BMM -74% & Skorpion - 100% Net Debt at VRL consolidated and standalone does not include inter company loan Group – present debt structure 100% Vedanta Resources (VRL) Consolidated Standalone EBITDA 6.3 0.2 Net Debt 11.7 8.9 Vedanta Limited (VEDL) Consolidated EBITDA 6.1 Net Debt 2.8 69.7% Subsidiaries of Vedanta Limited Volcan EBITDA - Net Debt -

Awards 4QFY22

Our group companies received more than 100 awards in the finance, operational excellence, sustainability, CSR and HR categories

Sustainability development & CSR

- Cairn awarded the 'Global CSR Excellence and Leadership Award' for the 'Best Rural Health Initiative' by the 'World CSR Congress Forum'
- Hindustan Zinc included in the 'Sustainability Yearbook 2021'
- HZL bestowed with outstanding accomplishment in corporate excellence in the 16th CII – ITC sustainability award
- Cairn awarded the "Sustainability 4.0 Award 2021: Leaders' Award' Under Mega Large Business Sector by Frost and Sullivan & TERI

Finance & Operational

- ESL awarded the 'Best Indirect Tax Team Award of the Year' at the 5th Annual GST Summit & Awards 2022
- 'Vedanta Ltd., Jharsuguda won the 'Gold Awards' in 'Manufacturing Excellence & Digital Smart Manufacturer categories at IMexl Integrated Manufacturing Excellence Initiative
- FACOR bagged one Excellent and two Distinguished Award at National Convention on Quality Concepts (NCQC) 2021 organized by QCFI Coimbatore

Health, Safety & HR

- Vedanta Ltd., Jharsuguda awarded the 'Greentech Award for Safety Excellence'
- ESL awarded the 'CHRO Inclusion Vision Award' and 'HR Excellence in Change Management Award' in 2nd Edition CHRO Vision & Innovation Awards 2022
- FACOR was awarded the 'British Safety Award'
- Vedanta IOK bags the 'CII HR Excellence Award'

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Vedanta Limited
4QFY22 Investor Presentation

Results Conference Call Details Results conference call is scheduled at 5:15 PM (IST) on April 28, 2022. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on April 28, 2022 from 5:15 - 6:15 PM (IST) Universal Dial-In +91 22 6280 1114 +91 22 7115 8015 India National Toll Free 1 800 120 1221 International Toll Free     Canada       01180014243444 Hong Kong       800964448 Japan       00531161110 Netherlands       08000229808 Singapore       8001012045 UK       08081011573 USA       18667462133 International Toll     HongKong       +852 30186877 Japan       +81 345899421 Singapore       +65 31575746 SouthAfrica       +27 110623033 UK       +44 2034785524 USA       +1 3233868721 Online Registration Link https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=5525803&linkSecurityString=164548598a Call Recording Will be available on website April 29,2022 onwards 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113